International Paper
Company Salaried
Savings Plan

Financial Statements
as of and for the Years Ended
December 31, 2002 and 2001,
Supplemental Schedule for the Year
Ended December 31, 2002,
and Independent Auditors' Report

================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934



For the Year Ended December 31, 2002               Commission file number 1-3157



                           INTERNATIONAL PAPER COMPANY
                              SALARIED SAVINGS PLAN
                            (Full title of the plan)



                           INTERNATIONAL PAPER COMPANY
                               400 Atlantic Street
                               Stamford, CT 06921
                            Telephone: (203) 541-8000
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



                                   13-0872805
                      (I.R.S. Employer Identification No.)


================================================================================

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN


TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------------------

                                                                                                                  Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULE -

   Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions for the
      Year Ended December 31, 2002                                                                                13



All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of International Paper Company
  Salaried Savings Plan:

We have audited the accompanying statements of net assets available for benefits of International Paper Company Salaried Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

June 24, 2003

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001 (In Thousands)
------------------------------------------------------------------------------------------------------------

                                                                                2002                 2001
ASSETS:
  Investments - Plan interest in Master Trust (Notes 1, 2, 3, 4, and 5)     $ 2,585,871          $ 2,187,979
                                                                            -----------          -----------

  Receivables:
    Participants' contributions                                                   5,836                  -
    Employer's contributions                                                      2,824                  -
                                                                            -----------          -----------

        Total receivables                                                         8,660                  -
                                                                            -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                                           $ 2,594,531          $ 2,187,979
                                                                            ===========          ===========




See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (In Thousands)
-------------------------------------------------------------------------------------------------------

                                                                        2002                2001
ADDITIONS:
  Contributions:
    Participants' contributions                                       $ 110,078            $ 99,360
    Employer's contributions                                             50,851              44,881
                                                                    -----------         -----------

        Total contributions                                             160,929             144,241

  Net transfers from other plans (Note 7)                               688,251               4,302
                                                                    -----------         -----------

        Total additions                                                 849,180             148,543
                                                                    -----------         -----------

DEDUCTIONS:
  Investment loss - Plan interest in Master Trust
    (Notes 1, 2, 3, and 4)                                              230,168              56,255
  Benefits paid to participants                                         212,460             199,636
                                                                    -----------         -----------

        Total deductions                                                442,628             255,891
                                                                    -----------         -----------

NET INCREASE (DECREASE)                                                 406,552            (107,348)

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                                   2,187,979           2,295,327
                                                                    -----------         -----------

  End of year                                                       $ 2,594,531         $ 2,187,979
                                                                    ===========         ===========



See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of International Paper Company Salaried Savings Plan (the "Plan") provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan's summary plan description for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan providing retirement benefits to the salaried employees and certain hourly employees of International Paper Company and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      An employee is generally eligible to participate in the Plan upon date of hire if the employee is a non-bargaining salaried employee, is not contributing to another qualified defined contribution plan sponsored by the Company and is employed on a non-temporary basis. Participant contributions to the Plan are voluntary.

      The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") in the International Paper Company Defined Contribution Plans' Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee.

      Effective April 1, 2002, (1) J.P. Morgan/American Century Retirement Plan Services (the "Recordkeeper") became the recordkeeper for the Plan; (2) new investment options, including a brokerage window, were implemented; and (3) new employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution or investment elections.

      Contributions - The Plan provides for participant contributions and Company matching contributions. The rates of these contributions may vary by location within the Company. Participant contributions may be made on either a before-tax or after-tax basis, or in any combination, and are subject to certain Internal Revenue Code (the "Code") limitations.

      Prior to April 1, 2002, the maximum rate of participant contributions was 16% of annual compensation as defined by the Plan.

      Effective April 1, 2002, the maximum rate of participant contributions increased to 85% of annual compensation as defined by the Plan.

      The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans.

      Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several pooled accounts, mutual funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company's common stock as investment options for participants.

      Prior to April 1, 2002, Company matching contributions were invested in the Company Stock Fund. Beginning in the year a participant reached age 55, a participant could diversify all or part of the contributions restricted to investment in the Company Stock Fund to any of the other investment options.

      Effective April 1, 2002, 50% of the Company matching contributions must be invested in the Company Stock Fund ("Company Match Restricted") and the remaining 50% may be invested, as directed by the participants, into the various investment options offered by the Plan. Beginning in the year a participant reaches age 55, or upon termination of employment, the participant may transfer all or part of his Company Match Restricted balance to the other investment options.

      Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting - Participants are immediately vested in their contributions and rollover contributions, plus earnings thereon.

      Prior to April 1, 2002, vesting in the Company's matching contribution portion of participants' accounts was based on years of service according to the following schedule:


      Years of Completed Service                               Percent Vested
      Less than 3                                                            0%
      3 but less than 4                                                      35%
      4 but less than 5                                                      70%
      5 or more                                                             100%


      Effective April 1, 2002, participants become 100% vested after three years of completed service.

      Participants also are fully vested in their Company matching contributions upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure of an employee's work facility or department. The vesting schedule of a merged plan shall be substituted for the Plan schedule if it is more favorable to an employee who was participating in such plan on the merger date. Forfeited balances of terminated participants are used to reduce future Company contributions.

      Loans to Participants - Participants may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant's contributions, rollover accounts, and the vested portion of his Company contributions account, less any restricted portions of such accounts or (2) $50,000 reduced by the excess of the participant's largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made. Loans are repayable through payroll deduction, beginning approximately 60 days after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence in which case the maximum repayment period is ten years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the plan administrator based on the prime interest rate as published in the Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 5.00% to 10.80% at December 31, 2002.

      Payment of Benefits - Distributions may be made when a participant retires, terminates employment or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash or in a combination of shares and cash, as selected by the participant.

      Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70 1/2.

      Prior to April 1, 2002, death benefits to a beneficiary of an active participant were paid in a lump sum.

      Effective April 1, 2002, death benefits to a beneficiary are paid in either a lump-sum payment within 5 years of the participant's death or in installment payments commencing within one year of the participant's death, as elected by the beneficiary. If the beneficiary is the participant's spouse, the beneficiary may elect to defer the distribution to the date the participant would have been 70 1/2.

      Prior to April 1, 2002, a participant could make partial or full general withdrawals in the following order: (1) the actual dollar amount of the participant's contributions in his supplemental after-tax contribution account made prior to January 1, 1987; (2) the actual dollar amount of the participant's basic after-tax contribution account made prior to January 1, 1987; (3) the value of the supplemental after-tax contribution account which represents supplemental after-tax contributions made after December 31, 1986, and earnings on all supplemental after-tax contributions; (4) the value of the basic after-tax contribution account which represents basic after-tax contributions made after December 31, 1986, but excluding basic after-tax contributions made during the last 24-month period, and earnings on all basic after-tax contributions made before the preceding 24-month period; (5) the value of the basic after-tax contribution account which represents basic after-tax contributions made during the last 24 months and earnings on such basic after-tax contributions; (6) the value of the participant's rollover account; and (7) the value of the participant's Company contributions account.

      Effective April 1, 2002, a participant may make partial or full general withdrawals in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24-months with a 3-month suspension penalty period during which no Company matching contributions are made with no employee contribution suspension period;
      (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

      If the total amount available to a participant for a general withdrawal is insufficient to meet his or her financial needs, a participant who has not attained age 59 1/2 may apply to the Plan administrator for a "hardship" withdrawal of part or all of the value of vested Company matching contributions, and before-tax contributions and pre-1989 earnings thereon.

      Prior to April 1, 2002, participants who made a hardship withdrawal had contributions to the Plan suspended for 12 months. As an alternative to suspension, a participant could file a certification of financial hardship. In the year following the distribution, contributions were limited to the annual maximum allowed by Federal law less the amount of the employee's before-tax contributions in the year of the hardship withdrawal.

      Effective April 1, 2002, the hardship withdrawal contribution suspension period is reduced to six months.

      Participants in the Plan who have attained age 59 1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

      Administrative Expenses - All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the administrative expenses of each plan in the Master Trust with the investment income or loss of the Master Trust.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition - The Plan's interest in the Master Trust is stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. If available, quoted market prices are used to value investments. Pooled accounts are valued at the net asset value of units held by the Plan at year-end. Shares of mutual funds, the brokerage window and the Company's common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Master Trust for investments in pooled accounts, mutual funds and the brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value of investments for such investments.

      The Plan has entered into various benefit-responsive investment contracts with insurance companies, which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2002 and 2001 was $1,411,693,416 and $777,909,079, respectively. The aggregate average yields of the investment contracts for the years ended December 31, 2002 and 2001 were 6.17% and 6.59%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2002 and 2001 were 5.83% and 6.49%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.

      The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Payment of Benefits - Benefits payments to participants are recorded upon distribution.

3.    MASTER TRUST

      The Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2002 and 2001, are summarized as follows (in thousands):


                                                                  2002               2001

Investments:
  At fair value:
    International Paper Company common stock                 $   780,846     $   834,879
    Pooled accounts                                            1,119,676         128,982
    Mutual funds                                                    --           814,089
    Open brokerage window                                         23,619            --
    Loans to participants                                        100,802          58,704
                                                              ----------      ----------
                                                               2,024,943       1,836,654

  Guaranteed investment contracts, at contract value           1,337,519         761,224
  Cash and cash equivalents                                        1,182             242
                                                              ----------      ----------

        Total investments                                      3,363,644       2,598,120

Due from broker for securities sold                                 --             6,896
Accrued administrative expenses                                   (3,610)           (915)
                                                              ----------      ----------

        Total net assets                                      $3,360,034      $2,604,101
                                                              ==========      ==========

Plan's interest in the Master Trust                           $2,585,871      $2,187,979
                                                              ==========      ==========

Plan's interest in the Master Trust as percentage of total            77%             84%
                                                              ==========      ==========


The net investment loss of the Master Trust for the years ended December 31, 2002 and 2001, is summarized below (in thousands).


                                                           2002          2001
Investment loss:
  Net appreciation (depreciation) of investments:
    International Paper Company common stock             $(115,588)   $  (5,164)
    Pooled accounts                                       (249,712)       5,745
    Mutual funds                                              --       (130,422)
    Open brokerage window                                   (6,012)        --
    Guaranteed investment contracts                         72,418       45,845
                                                         ---------    ---------
                                                          (298,894)     (83,996)
  Interest and dividends                                    21,443       34,456
                                                         ---------    ---------

        Total investment loss, net                       $(277,451)   $ (49,540)
                                                         =========    =========

Investment loss - Plan interest in Master Trust          $(230,168)   $ (56,255)
                                                         =========    =========


4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which includes both participant and nonparticipant-directed investments as of and for the years ended December 31, 2002 and 2001, is as follows (in thousands):



                                                               2002         2001
Net assets, beginning of year                                $ 795,731    $ 894,663
                                                             ---------    ---------

Changes in net assets:
  Investment (loss) income - Plan interest in Master Trust    (135,916)      13,330
  Employer's contributions                                      21,449       41,319
  Participants' contributions                                    9,214       16,245
  Benefits paid to participants                                (29,392)     (54,927)
  Transfers to participant-directed investments, net           (19,680)    (106,218)
  Transfers from (to) other plans/trusts, net                   21,491       (8,681)
                                                             ---------    ---------

Net change                                                    (132,834)     (98,932)
                                                             ---------    ---------

Net assets, end of year                                      $ 662,897    $ 795,731
                                                             =========    =========


5.    RELATED-PARTY TRANSACTIONS

      Certain of the Plan's investments are shares of mutual funds managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $900,000 and $674,000 for the years ended December 31, 2002 and 2001, respectively.

      Also included in the Plan's investments are shares of common stock of International Paper Company, the Plan's sponsor, which qualify as party-in-interest transactions.

6.    INCOME TAX STATUS

      The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    TRANSFERS TO/FROM OTHER PLANS

      The following table summarizes the net transfers to and (from) the Plan during 2002 and 2001 (in thousands):




                                                                  2002          2001

Champion International Corporation Savings Plan #077,
  merged into the Plan effective March 31, 2002                  $716,187     $   --

Ace Paper Products 401(k) Salary Deferral Plan,
  merged into the Plan effective March 31, 2002                     1,406         --

Imperial Cup Profit Sharing Plan, merged into the Plan
  effective March 31, 2002                                            973         --

International Paper Company Retirement Savings Plan,
  portion merged into the Plan effective March 31, 2002               271         --

Conversion due to sale of Nevamar                                 (31,889)        --

Union Camp Corporation Prattville Employee Investment
  Plan - Prattville, Alabama, transfers of certain
  participant balances                                               --            237

Union Camp Corporation Savannah Employee Investment
  Plan - Savannah, Georgia, transfers of certain
  participant balances                                               --             18

Union Camp Corporation Employees Investment Plan,
  net transfers of certain participant balances                      --             12

Phoenix Display & Packaging Corporation 401(k) Profit
  Sharing Plan, merged into the Plan effective April 30, 2001        --          1,569

R.O.P. Digitek 401(k) Plan, merged into the Plan effective
  April 30, 2001                                                     --          4,167

Shorewood Packaging Corporation Retirement and
  Savings Plan, merged into the Plan effective June 30, 2001         --         23,034

International Paper Company Hourly Savings Plan, net
   transfers due to change in employment status                     1,420        4,269

Masonite Conversion due to sale to Premdor, Inc.                     --        (29,529)

Loans to participants, from other plans                              --            504

Other                                                                (117)          21
                                                                 --------     --------

        Total net transfers                                      $688,251     $  4,302
                                                                 ========     ========


8.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9.    NONEXEMPT PARTY-IN-INTEREST TRANSACTION

      The Company remitted participant contributions to the Trustee later than required by D.O.L. Regulation 2510.3-102. The Company has represented that they will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transactions.

10.   SUBSEQUENT EVENT

      The Plan was amended effective January 1, 2003, contingent on IRS approval which was received in the determination letter dated May 8, 2003 (See Note
      6), to designate the Company Stock Fund, excluding current year contributions, as an employee stock ownership plan ("ESOP"). Effective with respect to dividends paid in 2003 on shares of Company stock held in the ESOP portion of the Plan, in accordance with Section 404(k) of the Code, participants will be permitted to elect to receive cash payouts of the dividends paid on shares of Company stock allocated to their accounts in the Plan or to leave the dividends in the Plan to be reinvested in shares of Company stock.


INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE G, PART III -
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------------------

     (a) Identity of Party      (b) Relationship to Plan, Employer,  (c) Description of transactions
            Involved                or Other Party-in-Interest       (d) Amount
-----------------------------  ------------------------------------- -------------------------------------------------------
International Paper Company      Plan Sponsor                               Participant contributions for employees were not
                                                                            funded by the 15th business day after the month
                                                                            withheld, as required by D.O.L. Regulation
                                                                            2510.3-102.
                                                                            December 2001 participant contributions of $191,949
                                                                            were deposited on January 24, 2002.

International Paper Company      Plan Sponsor                               Participant contributions for employees were not
                                                                            funded by the 15th business day after the month
                                                                            withheld, as required by D.O.L. Regulation
                                                                            2510.3-102.
                                                                            January 2002 participant contributions of $26,071
                                                                            were deposited on February 28, 2002.

International Paper Company      Plan Sponsor                               Participant contributions for employees were not
                                                                            funded by the 15th business day after the month
                                                                            withheld, as required by D.O.L. Regulation
                                                                            2510.3-102.
                                                                            February 2002 participant contributions of $30,164
                                                                            were deposited on March 26, 2002.

International Paper Company      Plan Sponsor                               Participant contributions for employees were not
                                                                            funded by the 15th business day after the month
                                                                            withheld, as required by D.O.L. Regulation
                                                                            2510.3-102.
                                                                            March 2002 participant contributions of $395,421
                                                                            were deposited on April 22, 2002.

International Paper Company      Plan Sponsor                               Participant contributions for employees were not
                                                                            funded by the 15th business day after the month
                                                                            withheld, as required by D.O.L. Regulation
                                                                            2510.3-102.
                                                                            April 2002 participant contributions of $27,487
                                                                            were deposited on June 3, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      INTERNATIONAL PAPER COMPANY
                                      SALARIED SAVINGS PLAN



                                      By  /s/ Jerome N. Carter
                                         ---------------------------------------
                                         Jerome N. Carter, Senior Vice President
                                         and Plan Administrator

Date:  June 27, 2003
       Stamford, Connecticut



                       STATEMENT OF DIFFERENCES

The section symbol shall be expressed as....................................'SS'